SEC[03012626 [M]MISSION



50 3/5/03

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RECEIVED
MAR 0 3 2003

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46133

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/02__ AND ENDING __12/31/02__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NA- Rumson Capital, LLC

NAME OF BROKER-DEALER: Andover Brokerage, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Rella Blvd. Suite 165

(No. and Street)

Montebello, NY 10901

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Edward L. Nocella   201-356-1425

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breiner & Bodian, LLP

(Name – *if individual, state last, first, middle name*)

425 Broadhollow Road, Suite 416, Melville, New York 11747

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
Information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

BB 3/17

OATH OR AFFIRMATION

I, _____EDWARD L. NOCELLA_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ANDOVER BROKERAGE, LLC_____ , as of _____DECEMBER 31,_____ , 20_02____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANDOVER BROKERAGE LLC

FINANCIAL STATEMENTS and SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2002

TABLE OF CONTENTS

BREINER & BODIAN, LLP
CERTIFIED PUBLIC ACCOUNTANTS
425 Broad Hollow Road, Suite 416
Melville, New York 11747
(631) 249-3900

To the Members of
Andover Brokerage, LLC

We have audited the accompanying statement of financial condition of Andover Brokerage, LLC (the Company) as of December 31, 2002, and the related statements of income, changes in Members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Andover Brokerage, LLC at December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Very truly yours,

Breiner & Bodian, LLP

BREINER & BODIAN, LLP
Certified Public Accountants

Melville, New York
February 27, 2003

ANDOVER BROKERAGE LLC
BALANCE SHEETS
DECEMBER 31, 2002

ASSETS

Cash	$ 6,913,753
Cash and Securities (segregated in compliance with federal regulations)	38,137,371
Restricted Cash	1,687,985
Receivable from Broker-Dealers and Clearing Organizations - Clearance Account	25,906,614
Deposits with Clearing Brokers	2,660,000
Receivable from Customers	10,298,634
Securities Owned	3,846,785
Fixed Assets at cost-net of accumulated depreciation and amortization of $1,762,363	874,929
Other Assets	931,290
	$ 91,257,361

LIABILITIES and MEMBERS' EQUITY

Liabilities:

Securities Sold, not yet Purchased	$ 511,706
Payable to Broker-Dealers and Clearing Organizations	17,195,103
Customer Credit Balances	52,378,764
Accrued Expenses and Accounts payable	5,562,195
	75,647,768
Members' Equity:	15,609,593
	$ 91,257,361

"See Accompanying Notes and Accountants' Report"

ANDOVER BROKERAGE LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2002

Commissions	$ 2,528,592
Ticket Charges	81,709,966
Principal Trading	11,181,326
Interest Income	1,983,922
Other	1,014,901
Total Revenue	98,418,707

Expenses:

Floor brokerage, exchange and clearance fees	17,851,814
Professional Fees	2,826,744
Compensation and Benefits	8,323,127
Interest	166,201
Computer	502,173
Communications and data processing	16,186,063
Occupancy	9,457,326
Insurance	169,681
Consulting	3,214,580
Office Supplies	431,878
Depreciation and Amortization	140,592
Other	708,803
	59,978,982

Income before provision for unincorporated business tax	38,439,725
Provision for unincorporated business tax	648,674
Net income	$ 37,791,051

"See Accompanying Notes and Accountants' Report"

ANDOVER BROKERAGE LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

Cash Flows from Operating Activities:

Net Income	$ 37,791,051

Adjustments to reconcile net income to
net cash provided by operating activities:

Depreciation	142,982
(Increase) decrease in operating assets:	
Receivable from brokers-dealers	(15,801,287)
Deposits with clearing brokers	(1,400,000)
Securities owned	1,527,013
Receivable from customers	(9,555,996)
Cash and securities (segregated in compliance	
with federal regulations)	(8,846,818)
Other assets	79,024

Increase (decrease) in operating liabilities:

Payable to clearing brokers	16,194,811
Securities sold	(1,567,312)
Customer credit balances	24,020,782
Accrued expenses and accounts payable	259,696
Net cash provided by operating activities	42,843,946

Cash Flows from Investing Activities:

Decrease in restricted cash	447,390
Purchase of fixed assets	(345,976)
Net cash provided by investing activities	101,414

Cash Flows from Financing Activities:

Proceeds form Members' capital contribution	7,841,984
Payments for Members' capital withdrawals	(45,553,313)
Net cash used in financing activities	(37,711,329)
Net Increase in cash	5,234,031
Cash at Beginning of Year	1,679,722
Cash at End of Year	$ 6,913,753

Supplemental disclosures of cash flow information

Cash paid during the year for interest	$ 166,201

ANDOVER BROKERAGE LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

Members' Equity-Beginning	$ 15,529,871
Members' capital contribution	7,841,984
Members' capital withdrawal	(45,553,313)
Net income	37,791,051
Balance-End of Year	$ 15,609,593

"See Accompanying Notes and Accountants' Report"

ANDOVER BROKERAGE LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 1 -   **ORGANIZATION and SIGNIFICANT ACCOUNTING POLICIES:**

Andover Brokerage LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers. The Company is a New York limited liability company.

The Company trades for its own accounts and acts as an introducing broker for customer transactions only.

The Company's proprietary securities transactions, commission revenue and related expenses are recorded on the trade-date basis.

Computation of reserve requirement under rule 15c3-3 is made on a settlement day basis.

Securities owned and securities sold, not yet purchased, are stated at quoted market values, with the resulting unrealized gains and losses reflected in income.

It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Securities borrowed transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral. Securities-borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. The Company monitors the market value of securities borrowed on a daily basis, with additional collateral obtained or refunded as necessary.

Depreciation is provided on a straight-line basis using estimated useful lives of 5 to 10 years. Leasehold Improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. The Company has written off Leasehold Improvements on leases that have been bought out or expired.

The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates by management.

Federal income taxes have not been provided as Members are individually liable for their own tax payments. The Company is subject to New York City unincorporated business tax and certain state taxes.

The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any loss in these accounts.

The Company extends payments for certain branch operating leases that is charged to the branch against commission earned.

ANDOVER BROKERAGE LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 2 -   **SECURITIES OWNED and SOLD, NOT YET PURCHASED**:

Subsequent market fluctuations may require purchasing the securities sold, not yet purchased, at prices that differ from the market valued reflected on the statement of financial condition.

NOTE 3 -   **FINANCIAL INSTRUMENTS HELD OR ISSUED FOR TRADING PURPOSES:**

During 2002, the Company's trading activities included equity options and futures contracts, which are forms of derivative financial instruments. All instruments are reported at market and any changes in market are reflected in the statement of income.

Derivative financial instruments derive their value based upon an underlying asset. These instruments are subject to various risks similar to nonderivative financial instruments including market and credit risk.

NOTE 4 -   **COMMITMENTS and CONTINGENCIES**:

At December 31, 2002, the Company has standby letters of credit in the amount of $ 1,571,108 which are used as security deposits for certain rental leases. These letters of credit are secured by various certificates of deposit which are for periods of less than twelve months at rates of 1.0 to 1.5%.

The Company has obligations under operating leases with initial noncancelable terms in excess of one year. Aggregate annual rentals for office space at December 31, 2002 are approximately as listed.

The Company is guarantor on certain operating leases. The leases run from 5 to 10 years, and approximate $ 3,500,000 per year.

Year ending December 31,

2003	$ 4,099,483
2004	3,821,976
2005	3,427,644
2006	3,067,086
2007	2,358,351
Thereafter	5,546,801
	$22,321,341

ANDOVER BROKERAGE LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 4 - **COMMITMENTS and CONTINGENCIES**(continued)

Certain leases contain renewal options and escalation clauses. Rent expense for 2002 aggregated $6,042,674

The Company has obligations under equipment leases in excess of one year. These costs have been expensed. Future commitments are as follows:

2003	$ 1,375,638
2004	623,357
2005	45,107
2006	1,911

The Company is currently involved in certain litigation and arbitration matters incidental to its business. Management believes that the risk of significant loss is remote.

The Company is the subject of an investigation by the Northeast Regional Office of the Securities and Exchange Commission into certain trading practices in 1998 which may have violated the Securities and Exchange Commission's short-sale rules. To date, no charges or claims have been brought as a result of this investigation, and the remoteness or probability of an unfavorable outcome cannot be determined. Management has accrued $1,000,000.00 against such contingency.

NOTE 5 - **NET CAPITAL REQUIREMENTS:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, and has elected to compute its net capital under the alternative method allowed by the Rule, whereby net capital, as defined, shall not be less than the greater of 2% of the aggregate debits arising from customer transactions, as defined in SEC Rule 15c3-3, or $ 250,000. At December 31, 2002, the Company had net capital of $11,172,693, which was $10,922,693 in excess of its required net capital.

NOTE 6 - **SUBSEQUENT EVENTS:**

Subsequent to December 31, 2002, the Company had capital contributions of $ 831,600 and capital withdrawals of $ 3,100,260.

On December 20, 2002, the Company signed a contract to sell a substantial portion of its assets.

SUPPLEMENTARY INFORMATION

ANDOVER BROKERAGE LLC
COMPUTATION AND RECONCILIATION OF NET CAPITAL
UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2002

Computation of Net Capital:

1.	Total Ownership Equity	$ 15,609,593
2.	Less: Non allowable assets from statement of financial condition	3,633,447
	Other deductions	168,460
		3,801,907

Net Capital Before Haircuts   11,807,686

3.	Haircuts on Securities Stocks and options	634,993

Net Capital $11,172,693

Computation of Alternate Net Capital Requirement

1.	Minimum Net Capital Required - (2% of Aggregate debit items as shown in formula for reserve requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation, including both brokers or dealers	$ 193,577
2.	Minimum Dollar Net Capital Requirement with SEC rules	250,000
3.	Net Capital Requirement	250,000
4.	Excess Net Capital	$10,922,693

Reconciliation with Company's computation in
    Part IIA of Form X-17A-5

Net Capital, as reported in Company's Part IIA	$12,049,169
Additional accruals	1,000,000
Other Audit Adjustments	(123,524)

"See Accompanying Notes and Accountants' Report"

ANDOVER BROKERAGE LLC
COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENT
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

Credit Balances:
Free credit balances and other credit balances in
    customer security account $ 47,162,444
Customers' Securities-failed to receive   332,378
Total credits   47,494,822

Debit Balances:
Debit balances in customers' cash and margin
accounts, excluding unsecured accounts and
accounts doubtful of collection net of
deductions pursuant to rule 15c3-3:   5,995,200
Securities borrowed to effectuate short sales
 by customers and securities borrowed to make
delivery on customers' securities failed
to deliver   3,215,522
Customers' Securities-failed to deliver
 (not older than 30 calendar days)   184,061
 Margin required for option contracts   583,390

Aggregate debit items   9,978,173
    less: 3% charge   299,345
Total debits   9,678,828

Reserve computation:
Excess of total credits over total debits   37,815,994

Amount held on deposit in
  ``Reserve Bank Account''   38,037,325
  Deposited January 2, 2003   500,000   38,537,325

Excess per above computation $ 721,331

Reconciliation pursuant to Paragraph (d)(4) of rule 17-A-5

Reserve computation as reported in Company's Part IIA $37,568,606
    Adjustment of customer stock borrow   255,038
    Less: 3%   (7,650)

Information for possession or control requirement under rule 15c3-3
The system and procedures utilized in complying with the requirement
to maintain physical possession or control of customers' fully paid
and excess margin securities have been tested and are functioning in a
manner adequate to fulfill the requirements of rule 15c3-3.

ANDOVER BROKERAGE LLC
COMPUTATION FOR DETERMINATION OF PAIB REQUIREMENT
AS OF DECEMBER 31, 2002

Free credit balances in proprietary accounts	$ 62,066
Total PAIB credits	62,066
Total PAIB debits	-
PAIB reserve requirement	62,066
Amount held on deposit in Reserve Bank Accounts	$ 100,044

"See Accompanying Notes and Accountants' Report"

BREINER & BODIAN, LLP
CERTIFIED PUBLIC ACCOUNTANTS
425 Broad Hollow Road
Melville, New York 11747-4701
(631) 249-3900

February 27, 2003

To the Members of
Andover Brokerage, LLC
Montebello, New York

Gentlemen:

We have examined the Financial Report of Andover Brokerage, LLC as required by the National Association of Securities Dealers as of December 31, 2002, and have issued a report thereon dated February 27, 2003. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company (including tests of such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g); (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11), and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Andover Brokerage, LLC taken as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness. A material weakness is a condition in which the design or operation of the specific internal controls does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by, employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commissions' objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Commission and other regulatory agencies that rely on ruly 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Breiner & Bodian, LLP

BREINER & BODIAN, LLP
Certified Public Accountants

Melville, New York